EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the September 30, 2015 Consolidated Financial Statements
September 30, 2015

The following financial ratios have been calculated on a consolidated basis for the respective twelve month period ended September 30, 2015 and are based on unaudited financial information. The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

September 30, 2015

Earnings coverage on long-term debt and current liabilities	2.3 times

The Corporation’s interest obligations for the twelve-month period ended September 30, 2015 amounted to approximately $1.721 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $3.978 billion for the twelve-month period ended September 30, 2015, which is 2.3 times the Corporation’s interest requirements for that period.